Press Release	Source: Cushing® Asset Management, LP

Cushing® Announces Board Approval of Merger of Certain Closed-End Funds
Thursday, Janaury 30, 2020
Dallas, TX: The Board of Trustees (the “Board”) of The Cushing® Energy Income Fund (NYSE: SRF) and The Cushing® MLP & Infrastructure Total Return Fund (NYSE: SRV), each a closed-end fund (together, the “Funds”), announced today that each Fund’s Board has approved the merger of SRF with and into SRV.
The merger is intended to provide potential benefits to common shareholders, including lower operating expenses, improved efficiencies in portfolio management and operations, and greater secondary market liquidity, among other things.
The Funds have similar (but not identical) investment policies. Each Fund emphasizes investments in the energy, infrastructure and natural resources sectors, but SRF has a focus on upstream companies, including exploration and production companies, whereas SRV has a focus on investing in midstream companies, including infrastructure master limited partnerships (“MLPs”).
It is currently expected that the merger will be completed in the second of quarter of 2020, subject to required shareholder approvals and the satisfaction of applicable regulatory requirements and other customary closing conditions.
Additional Information
This press release is not intended to, and does not, constitute an offer to purchase or sell shares of any Fund; nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of proxies to effect each merger will only be made by a final, effective Registration Statement on Form N-14, which includes a definitive Joint Proxy Statement/Prospectus, after the Registration Statement is declared effective by the Securities and Exchange Commission (the “SEC”). This Registration Statement has yet to be filed with the SEC. After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until the Registration Statement is declared effective by the SEC.
The Funds and their respective trustees, officers and employees, and Cushing® Asset Management, LP and its partners, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the merger. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of the Funds’ trustees, officers and employees and other persons by reading the Joint Proxy Statement/Prospectus relating to the merger when it is filed with the SEC.
INVESTORS AND SECURITY HOLDERS OF THE FUNDS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS CAREFULLY. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES AND EXPENSES OF THE FUNDS AND OTHER IMPORTANT INFORMATION ABOUT THE FUNDS.

Security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained after the Registration Statement becomes effective by calling the Funds toll-free at (888) 777-2346.
Each Fund also files annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by a fund at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by a Fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.
There can be no assurance that the Funds will achieve their investment objectives. Investments in the Funds involve operating expenses and fees. The net asset value of the Funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.
About Cushing® Asset Management, LP
Cushing Asset Management, LP (“Cushing”), a subsidiary of Swank Capital, is an SEC-registered investment adviser headquartered in Dallas, Texas. Cushing serves as investment adviser to affiliated funds and managed accounts providing active management in markets where inefficiencies exist. Since Cushing’s founding in 2003, it has remained a 100% independent employee-owned firm. As of December 31, 2019, Cushing had approximatel $1.8 billion of assets under management in closed-end funds, mutual funds, privately offered funds and separately managed accounts.
For information about the Funds, please contact your financial advisor.
Contact:
Geoff Crumrine
Cushing® Asset Management, LP
214-692-6334
www.cushingasset.com
www.cushingcef.com